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Via Edgar

November 18, 2022

Division of Corporation Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Ruairi Regan
Jeffrey Gabor

Re:	Edify Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed November 14, 2022
File No. 001-39899

Ladies and Gentleman:

On behalf of Edify Acquisition Corp. (the “Company”), we are hereby responding to the letter, dated November 17, 2022 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Company’s Preliminary Proxy Statement on Schedule 14A, File No. 001-39899 (the “Proxy Statement”). Concurrently with the submission of this letter, the Company is submitting its amendment to the Proxy Statement (“Amended Proxy Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to the Staff’s comment by revising the Proxy Statement to address the comment. The Staff’s comment is repeated below in bold and followed by the Company’s response. We have included the page reference to the Amended Proxy Statement where the language addressing the Staff’s comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amended Proxy Statement.

Preliminary Proxy Statement on Schedule 14A, filed November 14, 2022

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person.  If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination.  For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited.  Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.  Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the Amended Proxy Statement.

_________________________________________________________

Please do not hesitate to contact Giovanni Caruso, Esq. at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc:

Morris Beyda

Edify Acquisition Corp.